UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2019

February 4, 2020

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Kanetsugu Mike, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	February 14, 2020
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2019

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2019	5,303,596	5.6	1,082,505	(8.6)	584,278	(33.0)
December 31, 2018	5,023,125	9.7	1,184,876	(1.8)	872,232	1.0

(*)	Comprehensive income December 31, 2019: 899,721 million yen, 221.7%; December 31, 2018: 279,708 million yen, (81.0)%

	Basic earnings per share	Diluted earnings per share
For the nine months ended	yen	yen
December 31, 2019	45.24	45.07
December 31, 2018	66.68	66.43

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2019	314,398,868	17,747,823	5.3
March 31, 2019	311,138,903	17,261,677	5.2

(Reference) Shareholders’ equity as of      December 31, 2019: 16,653,239 million yen;       March 31, 2019: 16,179,276 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2019	—	11.00	—	11.00	22.00
ending March 31, 2020	—	12.50	—
ending March 31, 2020 (Forecast)				12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

3. Earnings Target for the Fiscal Year ending March 31, 2020 (Consolidated)

MUFG has the target of 750.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2020. (There is a change to our earnings target released on May 15, 2019.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2019	13,667,770,520 shares
	March 31, 2019	13,667,770,520 shares
(B) Treasury stocks:	December 31, 2019	827,149,070 shares
	March 31, 2019	745,316,531 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2019	12,916,075,657 shares
	Nine months ended December 31, 2018	13,081,212,089 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2019”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of December 31, 2019
Assets:
Cash and due from banks	74,206,895	73,483,874
Call loans and bills bought	451,668	584,591
Receivables under resale agreements	10,868,179	15,604,252
Receivables under securities borrowing transactions	2,739,363	2,540,468
Monetary claims bought	7,254,708	7,220,357
Trading assets	16,126,188	19,150,200
Money held in trust	912,961	1,045,488
Securities	64,262,463	61,928,846
Loans and bills discounted	107,412,468	106,274,795
Foreign exchanges	2,134,807	1,987,890
Other assets	12,838,412	12,274,053
Tangible fixed assets	1,335,972	1,344,658
Intangible fixed assets	1,136,530	1,593,213
Net defined benefit assets	824,007	881,247
Deferred tax assets	104,451	112,078
Customers’ liabilities for acceptances and guarantees	9,241,062	9,049,557
Allowance for credit losses	(711,236)	(676,707)

Total assets	311,138,903	314,398,868

Liabilities:
Deposits	180,171,279	183,174,093
Negotiable certificates of deposit	9,413,420	9,594,996
Call money and bills sold	2,465,093	1,450,060
Payables under repurchase agreements	25,112,121	25,510,834
Payables under securities lending transactions	903,219	658,000
Commercial papers	2,316,338	2,836,422
Trading liabilities	11,624,122	12,190,694
Borrowed money	16,268,170	15,791,945
Foreign exchanges	2,271,145	2,420,466
Short-term bonds payable	793,999	763,699
Bonds payable	12,179,680	13,302,306
Due to trust accounts	10,282,227	9,083,782
Other liabilities	9,452,717	9,303,066
Reserve for bonuses	79,236	64,128
Reserve for bonuses to directors	689	960
Reserve for stocks payment	10,814	10,810
Net defined benefit liabilities	59,540	79,093
Reserve for retirement benefits to directors	1,058	1,018
Reserve for loyalty award credits	17,606	25,418
Reserve for contingent losses	265,707	173,407
Reserves under special laws	4,263	4,262
Deferred tax liabilities	829,418	1,050,371
Deferred tax liabilities for land revaluation	114,292	111,646
Acceptances and guarantees	9,241,062	9,049,557

Total liabilities	293,877,225	296,651,044

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of December 31, 2019
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,034,641	1,038,728
Retained earnings	10,640,655	10,927,050
Treasury stock	(516,649)	(564,151)

Total shareholders’ equity	13,300,160	13,543,140

Net unrealized gains (losses) on available-for-sale securities	2,249,231	2,641,122
Net deferred gains (losses) on hedging instruments	122,516	151,687
Land revaluation excess	167,681	164,042
Foreign currency translation adjustments	339,713	181,098
Remeasurements of defined benefit plans	(4,729)	(19,587)
Debt value adjustments of foreign subsidiaries and affiliates	4,702	(8,263)

Total accumulated other comprehensive income	2,879,115	3,110,098

Subscription rights to shares	217	59
Non-controlling interests	1,082,184	1,094,525

Total net assets	17,261,677	17,747,823

Total liabilities and net assets	311,138,903	314,398,868

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Ordinary income	5,023,125	5,303,596
Interest income	2,754,145	2,914,182
Interest on loans and bills discounted	1,754,192	1,811,000
Interest and dividends on securities	497,715	502,292
Trust fees	94,525	98,139
Fees and commissions	1,128,234	1,127,348
Trading income	176,475	210,004
Other operating income	282,567	479,459
Other ordinary income	587,177	474,461
Ordinary expenses	3,838,249	4,221,090
Interest expenses	1,304,252	1,532,063
Interest on deposits	414,885	545,767
Fees and commissions	163,858	175,558
Trading expenses	1,200	—
Other operating expenses	137,485	177,335
General and administrative expenses	2,018,267	2,051,862
Other ordinary expenses	213,184	284,270

Ordinary profits	1,184,876	1,082,505

Extraordinary gains	12,524	39,756
Gains on disposition of fixed assets	10,827	7,052
Reversal of reserve for contingent liabilities from financial instruments transactions	52	1
Gains on sales of shares of subsisidiaries	—	30,596
Gains on step acquisitions	—	2,105
Gains on liquidation of subsidiaries	1,645	—
Extraordinary losses	46,380	285,079
Losses on disposition of fixed assets	5,138	6,880
Losses on impairment of fixed assets	23,102	43,388
Losses on change in equity	15,223	21,311
Losses on sales of shares of affiliates	2,916	6,072
Amortization of goodwill	—	207,425

Profits before income taxes	1,151,020	837,183

Income taxes-current	140,027	141,995
Income taxes-deferred	63,969	38,553

Total taxes	203,997	180,548

Profits	947,023	656,634

Profits attributable to non-controlling interests	74,791	72,355

Profits attributable to owners of parent	872,232	584,278

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Profits	947,023	656,634
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(643,863)	341,979
Net deferred gains (losses) on hedging instruments	14,876	32,252
Land revaluation excess	—	36
Foreign currency translation adjustments	2,984	(102,383)
Remeasurements of defined benefit plans	17,220	(14,991)
Share of other comprehensive income of associates accounted for using equity method	(58,534)	(13,805)

Total other comprehensive income	(667,315)	243,087

Comprehensive income	279,708	899,721

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	202,648	819,015
Comprehensive income attributable to non-controlling interests	77,059	80,706

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

None.

(4)	Notes for Material Changes in Shareholders’ Equity

None.

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2019

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BK and TB Combined including Trust Account ]	5
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ]	10
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2019 (A)	December 31, 2018 (B)
Gross profits	2,944,298	2,829,281	115,016
Gross profits before credit costs for trust accounts	2,944,298	2,829,281	115,016
Net interest income	1,382,241	1,450,023	(67,782)
Trust fees	98,139	94,525	3,614
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	951,789	964,375	(12,586)
Net trading profits	210,004	175,275	34,728
Net other operating profits	302,124	145,082	157,041
Net gains (losses) on debt securities	195,034	10,274	184,759
General and administrative expenses	2,057,138	1,988,194	68,944
Amortization of goodwill	19,780	13,392	6,388
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	906,940	854,480	52,459
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	887,159	841,087	46,071
Provision for general allowance for credit losses (2)	(42,560)	—	(42,560)
Net operating profits*	844,598	841,087	3,510
Net non-recurring gains (losses)	237,907	343,788	(105,881)
Credit costs (3)	(111,424)	(99,636)	(11,788)
Losses on loan write-offs	(115,042)	(111,216)	(3,826)
Provision for specific allowance for credit losses	5,953	—	5,953
Other credit costs	(2,336)	11,579	(13,916)
Reversal of allowance for credit losses (4)	—	69,155	(69,155)
Reversal of reserve for contingent losses included in credit costs (5)	6,481	48,521	(42,039)
Gains on loans written-off (6)	63,206	49,261	13,945
Net gains (losses) on equity securities	53,500	84,615	(31,114)
Gains on sales of equity securities	117,937	113,861	4,075
Losses on sales of equity securities	(36,556)	(16,927)	(19,629)
Losses on write-down of equity securities	(27,879)	(12,319)	(15,560)
Equity in earnings of equity method investees	220,880	241,879	(20,998)
Other non-recurring gains (losses)	5,262	(50,008)	55,270

Ordinary profits	1,082,505	1,184,876	(102,370)

Net extraordinary gains (losses)	(245,322)	(33,855)	(211,467)
Losses on impairment of fixed assets	(43,388)	(23,102)	(20,286)
Losses on change in equity	(21,311)	(15,223)	(6,087)
Amortization of goodwill	(207,425)	—	(207,425)
Gains on sales of shares of subsidiaries	30,596	—	30,596
Profits before income taxes	837,183	1,151,020	(313,837)
Income taxes-current	141,995	140,027	1,967
Income taxes-deferred	38,553	63,969	(25,416)
Total taxes	180,548	203,997	(23,448)
Profits	656,634	947,023	(290,389)
Profits attributable to non-controlling interests	72,355	74,791	(2,435)

Profits attributable to owners of parent	584,278	872,232	(287,953)

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(84,296)	67,302	(151,599)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2019 (A)	December 31, 2018 (B)
Gross profits	1,443,302	1,442,708	594
Gross profits before credit costs for trust accounts	1,443,301	1,442,708	593
Net interest income	693,518	892,651	(199,133)
Trust fees	78,461	74,552	3,909
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	359,848	379,146	(19,298)
Net trading profits	52,464	37,501	14,962
Net other operating profits	259,009	58,855	200,153
Net gains (losses) on debt securities	190,522	15,380	175,141
General and administrative expenses	1,009,891	996,013	13,878
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	433,409	446,694	(13,284)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	433,410	446,694	(13,284)
Net non-recurring gains (losses)	155,679	231,738	(76,058)
Credit costs (3)	(20,577)	(9,835)	(10,742)
Losses on loan write-offs	(18,783)	(21,402)	2,619
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(1,794)	11,567	(13,361)
Reversal of allowance for credit losses (4)	61,737	111,404	(49,666)
Reversal of reserve for contingent losses included in credit costs (5)	3,439	55,287	(51,847)
Gains on loans written-off (6)	19,668	12,647	7,020
Net gains (losses) on equity securities	54,126	79,423	(25,297)
Gains on sales of equity securities	121,297	110,026	11,271
Losses on sales of equity securities	(36,680)	(17,396)	(19,284)
Losses on write-down of equity securities	(30,490)	(13,205)	(17,285)
Other non-recurring gains (losses)	37,284	(17,189)	54,474

Ordinary profits	589,089	678,432	(89,343)

Net extraordinary gains (losses)	(404,679)	165,377	(570,056)
Losses on write-down of shares of subsidiaries	(400,165)	—	(400,165)
Income before income taxes	184,410	843,809	(659,399)
Income taxes-current	115,491	76,548	38,942
Income taxes-deferred	30,094	47,496	(17,401)
Total taxes	145,585	124,044	21,540

Net income	38,825	719,765	(680,940)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	64,268	169,503	(105,234)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	242,887	431,314	(188,426)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	251,139	403,867	(152,728)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2019 (A)	December 31, 2018 (B)
Gross profits	1,198,908	1,196,948	1,959
Net interest income	614,960	784,060	(169,100)
Net fees and commissions	293,015	315,161	(22,145)
Net trading profits	47,374	23,063	24,310
Net other operating profits	243,557	74,662	168,895
Net gains (losses) on debt securities	172,447	18,065	154,382
General and administrative expenses	866,966	858,187	8,779
Amortization of goodwill	455	266	189
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	332,396	339,027	(6,630)
Net operating profits before provision for general allowance for credit losses	331,941	338,761	(6,819)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	331,941	338,761	(6,819)
Net non-recurring gains (losses)	150,170	228,029	(77,858)
Credit costs (2)	(20,566)	(8,661)	(11,904)
Reversal of allowance for credit losses (3)	60,938	108,446	(47,508)
Reversal of reserve for contingent losses included in credit costs (4)	3,407	55,287	(51,880)
Gains on loans written-off (5)	19,667	12,640	7,026
Net gains (losses) on equity securities	47,608	70,994	(23,386)
Gains on sales of equity securities	96,862	100,084	(3,222)
Losses on sales of equity securities	(19,913)	(16,887)	(3,025)
Losses on write-down of equity securities	(29,341)	(12,202)	(17,138)
Other non-recurring gains (losses)	39,115	(10,678)	49,793

Ordinary profits	482,111	566,790	(84,678)

Net extraordinary gains (losses)	(405,076)	151,151	(556,227)
Losses on write-down of shares of subsidiaries	(400,165)	—	(400,165)
Income before income taxes	77,035	717,942	(640,906)
Income taxes-current	100,429	58,701	41,727
Income taxes-deferred	21,926	29,322	(7,396)
Total taxes	122,355	88,024	34,331

Net income	(45,319)	629,918	(675,238)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	63,447	167,713	(104,266)
Provision for general allowance for credit losses	(3,192)	149,994	(153,186)
Provision for special allowance for credit losses	64,059	(41,792)	105,852
Allowance for credit to specific foreign borrowers	71	244	(173)
Losses on loans write-off	(18,771)	(20,584)	1,812
Provision for contingent losses included in credit costs	3,407	55,287	(51,880)
Gains on loans written-off	19,667	12,640	7,026
Losses on sales of other loans, etc.	(1,794)	11,922	(13,716)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	159,493	320,696	(161,202)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	160,659	321,676	(161,017)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2019 (A)	December 31, 2018 (B)
Gross profits	244,394	245,759	(1,365)
Gross profits before credit costs for trust accounts	244,393	245,759	(1,365)
Trust fees	78,461	74,552	3,909
Credit costs for trust accounts (1)	0	—	0
Net interest income	78,558	108,591	(30,032)
Net fees and commissions	66,832	63,985	2,846
Net trading profits	5,090	14,437	(9,347)
Net other operating profits	15,451	(15,807)	31,258
Net gains (losses) on debt securities	18,074	(2,684)	20,758
General and administrative expenses	142,925	137,826	5,099
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	101,468	107,933	(6,464)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	101,469	107,933	(6,464)
Net non-recurring gains (losses)	5,508	3,708	1,800
Credit costs (3)	(11)	(1,173)	1,162
Reversal of allowance for credit losses (4)	798	2,957	(2,158)
Reversal of reserve for contingent losses included in credit costs (5)	32	—	32
Gains on loans written-off (6)	0	6	(6)
Net gains (losses) on equity securities	6,518	8,429	(1,911)
Gains on sales of equity securities	24,435	9,941	14,493
Losses on sales of equity securities	(16,767)	(509)	(16,258)
Losses on write-down of equity securities	(1,149)	(1,002)	(146)
Other non-recurring gains (losses)	(1,830)	(6,510)	4,680

Ordinary profits	106,977	111,641	(4,664)

Net extraordinary gains (losses)	397	14,225	(13,828)
Income before income taxes	107,374	125,867	(18,492)
Income taxes-current	15,062	17,847	(2,785)
Income taxes-deferred	8,167	18,173	(10,005)
Total taxes	23,229	36,020	(12,790)

Net income	84,144	89,847	(5,702)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	821	1,789	(968)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	779	2,945	(2,165)
Provision for special allowance for credit losses	18	11	7
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(11)	(818)	807
Provision for contingent losses included in credit costs	32	(354)	387
Gains on loans written-off	0	6	(6)
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	83,394	110,618	(27,223)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	90,480	82,191	8,289

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	162,533	106,612
Doubtful	289,856	351,417
Special Attention	211,781	181,216
Non Performing Loans	664,171	639,246
Total loans	98,807,022	102,088,618
Non Performing Loans / Total loans	0.67%	0.62%

BK Non-consolidated
	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	162,407	106,026
Doubtful	287,504	348,192
Special Attention	211,494	178,838
Non Performing Loans	661,406	633,058
Total loans	94,649,015	97,347,444
Non Performing Loans / Total loans	0.69%	0.65%

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	125	585
Doubtful	2,347	3,219
Special Attention	171	2,258
Non Performing Loans	2,644	6,063
Total loans	4,145,328	4,727,090
Non Performing Loans / Total loans	0.06%	0.12%

TB Non-consolidated: Trust Account
	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	0	0
Doubtful	4	4
Special Attention	115	119
Non Performing Loans	120	124
Total loans	12,678	14,083
Non Performing Loans / Total loans	0.95%	0.88%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	4,302,154	27,218	4,448,167	11,047

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	58,640,477	3,827,600	60,578,654	3,335,691
Domestic equity securities	5,098,712	3,021,608	4,953,392	2,764,362
Domestic bonds	25,248,688	264,463	27,261,206	357,491
Other	28,293,076	541,528	28,364,055	213,838
Foreign equity securities	112,935	47,725	114,879	52,586
Foreign bonds	21,244,004	383,260	21,532,914	173,648
Other	6,936,136	110,542	6,716,261	(12,396)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,088,936	22,008	2,149,931	33,864
Stocks of subsidiaries and affiliates	1,205,043	(130,682)	1,187,700	(19,953)

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	42,021,112	2,796,640	43,913,005	2,553,484
Domestic equity securities	4,159,526	2,379,340	4,032,799	2,162,644
Domestic bonds	23,313,588	233,745	24,613,103	319,638
Other	14,547,997	183,554	15,267,102	71,201
Foreign equity securities	89,006	40,906	95,816	45,829
Foreign bonds	10,977,261	141,678	11,332,011	108,606
Other	3,481,728	968	3,839,275	(83,235)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,016,159	(8,482)	942,676	(2,360)
Stocks of subsidiaries and affiliates	34,388	(982)	54,072	(9)

	(in millions of yen)
	As of December 31, 2019		As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	11,889,689	928,572	12,521,803	752,676
Domestic equity securities	992,592	596,938	971,597	545,080
Domestic bonds	1,998,756	29,753	2,759,889	36,881
Other	8,898,340	301,880	8,790,317	170,714
Foreign equity securities	45	36	92	53
Foreign bonds	6,744,656	194,170	7,065,334	103,400
Other	2,153,637	107,674	1,724,890	67,260

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2018
ROE	5.69	8.56

Note:
ROE is computed as follows:

Profits attributable to owners of parent × 4 / 3	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2019	For the nine months ended December 31, 2018
Average interest rate on loans and bills discounted	0.75	0.78
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.74	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.79	0.83
Interest rate spread	0.79	0.82
BK Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2019	For the nine months ended December 31, 2018
Average interest rate on loans and bills discounted	0.78	0.81
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.77	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.80	0.84
Interest rate spread	0.79	0.83
TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2019	For the nine months ended December 31, 2018
Average interest rate on loans and bills discounted	0.34	0.39
Average interest rate on deposits and NCD	0.04	0.04
Interest rate spread	0.30	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.66	0.63
Interest rate spread	0.61	0.58

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Deposits (ending balance)	165,085,976	165,870,252
Deposits (average balance)	166,675,959	164,655,565
Loans (ending balance)	90,068,910	92,521,663
Loans (average balance)	92,706,877	94,785,607

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	141,437,874	142,049,459
Individuals	79,684,908	77,010,942

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Deposits (ending balance)	153,365,560	152,870,674
Deposits (average balance)	154,769,339	150,722,326
Loans (ending balance)	86,040,439	87,877,986
Loans (average balance)	88,273,040	89,463,553

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	130,891,718	130,623,932
Individuals	72,709,158	69,773,375

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Deposits (ending balance)	11,720,416	12,999,578
Deposits (average balance)	11,906,620	13,933,238
Loans (ending balance)	4,028,470	4,643,676
Loans (average balance)	4,433,837	5,322,053

	(in millions of yen)
	As of December 31, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	10,546,155	11,425,527
Individuals	6,975,750	7,237,567

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2019	As of December 31, 2019
Assets:
Loans and bills discounted	360,708	364,977
Securities	58,002,805	58,504,115
Beneficiary rights to the trust	79,369,495	83,691,899
Securities held in custody accounts	3,367,036	4,034,063
Monetary claims	18,475,973	21,605,455
Tangible fixed assets	14,466,100	15,439,804
Intangible fixed assets	134,221	135,736
Other claims	3,414,876	3,009,231
Call loans	1,062,298	814,697
Due from banking account	9,531,008	8,260,166
Cash and due from banks	5,860,812	4,825,199

Total	194,045,337	200,685,347

Liabilities:
Money trusts	25,237,376	24,950,332
Pension trusts	11,957,774	11,636,544
Property formation benefit trusts	7,528	7,042
Investment trusts	84,634,927	87,596,700
Money entrusted other than money trusts	4,088,974	4,740,228
Securities trusts	5,528,493	6,209,698
Monetary claim trusts	17,364,307	19,756,640
Equipment trusts	80,967	79,455
Land and fixtures trusts	43,889	43,754
Composite trusts	45,101,098	45,664,949

Total	194,045,337	200,685,347

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,504 millions of yen as of March 31, 2019 and 812,226 millions of yen as of December 31, 2019, respectively.